210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Collaborators Present Translational Brain Cancer Clinical Data and Immunomodulatory Preclinical Research at UK Oncolytic Virus Conference

CALGARY, AB, April 11, 2014 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that Dr. Alan Melcher, Professor of Clinical Oncology and Biotherapy at the University of Leeds, presented at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK. Dr. Melcher’s presentation, titled “Clinical Virotherapy and Immune Modulation; Bench to Bedside and Back Again,” covered early clinical research showing that intravenously delivered REOLYSIN® can cross the blood brain barrier to access tumours in the brains of humans and preclinical research examining the synergies associated with treatment in animal models with GM-CSF prior to administering REOLYSIN®.

“We are very encouraged by our recent data on the potential benefits of reovirus for patients with cancer,” said Dr. Melcher.  “We have now shown that intravenous reovirus can access tumours in the brain as well as the liver in patients, and combining the virus with granulocyte macrophage colony stimulating factor enhances therapy in a range of pre-clinical cancer models.  This 'bench to bedside and back again' research is essential to inform how best to develop reovirus as an effective, safe anti-cancer treatment.”

Dr. Melcher also outlined two planned clinical studies.  The first is a biological endpoint study examining the use of REOLYSIN® with or without GM-CSF in patients with advanced melanoma prior to resection.  The second is a trial of REOLYSIN® and GM-CSF in combination with chemoradiation following surgery for high grade gliomas.

“The possibility of treating patients with REOLYSIN® in combination with a non-chemotherapeutic is of great interest,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Early clinical data suggesting that intravenously delivered REOLYSIN® can cross the blood brain barrier and infect tumours opens up the possibility of treating a large patient group with unmet needs, specifically those with brain metastases associated with a number of cancer types.”

Dr. Melcher’s presentation will be available on the Oncolytics website at http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the clinical work done examining REOLYSIN crossing the blood brain barrier and the preclinical work assessing the combination of REOLYSIN with GM-CSF, future trials in these areas, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com